Taubman

Change is Still Needed at Taubman Centers

April 2018

LAND and BUILDINGS

www.SaveTaubman.com
Please email questions or comments to:
SaveTaubman@LandandBuildings.com

Table of Contents

LAND and BUILDINGS

Why We Are Still Here

Overview of Land & Buildings

- **Firm Background**
  - Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings") is an SEC-registered investment advisor founded in 2008 and located in Stamford, Connecticut
  - Invests in the publicly traded shares of global REITs and real estate related companies

- **Investment Strategy**
  - Long-term investment horizon
  - Invest primarily in companies with discounted valuations and high growth that is likely to come in above expectations
  - Aim to maintain and nurture constructive relationships with portfolio companies

- **100% focused on real estate**
  - Land & Buildings only invests in publicly traded REITs and real estate related equities
  - Founder and Chief Investment Officer Jonathan Litt has dedicated his career to researching, analyzing and investing in public and private real estate
  - Prior to founding Land & Buildings, Jonathan Litt was Managing Director at Citigroup where he was responsible for Global Property Investment Strategy from 2000 to March 2008
  - Jonathan Litt led the #1 Institutional Investor All American Real Estate Research Team for 8 years and was top ranked for 13 years while at Citigroup, PaineWebber and Salomon Brothers

Why We Are Still Here

- We believe **Taubman Centers, Inc.** ("Taubman," "Taubman Centers," "TCO," or the "Company") **continues to be run for the benefit of the Taubman Family**

  - *Fundamental conflict in which apparent efforts to maintain control and avoid paying taxes through the dual-class voting share structure are*, *in our view, prioritized over the best interests of common shareholders*

- Last year at the 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"), we believe the Company committed to just enough change at the eleventh-hour to win the vote and create a <u>perception</u> of improvement

  - If one looks beneath the surface, *the changes are not sufficient to fix the broken boardroom culture incubated over decades* – accountability and a true shareholder representative in the boardroom are required

> ## The facade has improved at Taubman – but beneath the surface the same fundamental issues remain

Source: Company filings, Bloomberg data
Note: Taubman Family consisting of Chief Executive Officer, President and Chairman Robert "Bobby" Taubman, Chief Operating Officer and director William "Billy" Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust (collectively, the "Taubman Family"); Based on the tabulation of the voting results at that time, we understand that several key investors had not yet voted and/or later reversed their vote, and ultimately voted for TCO's nominees after its announced commitment to declassify the Board. Based on past voting practices and/or policies of certain key investors, we understand that they support good corporate governance and typically vote in favor of management if the company commits to or enacts governance enhancements.

Continued Underperformance After 2017 Annual Meeting

- The status quo has persisted, leading to a <u>**22% TSR underperformance vs. Class A Mall Peers**</u> since the 2017 Annual Meeting

- This poor performance is, in our view, due primarily to three factors:
    - x *The same underlying **resistance to truly embrace good corporate governance***
    - x *The same **operational deficiencies***
    - x *The same **stubborn approach to capital allocation***

Taubman's Board's actions have fundamentally inhibited shareholder value creation and have cost all Taubman shareholders dearly, in our view

Source: Company filings, Bloomberg data
Note: Class A Mall Peers defined by Land & Buildings as GGP, Inc., The Macerich Company, and Simon Property Group Inc., which are the only U.S. publicly traded regional mall companies (in addition to TCO) that primarily own class A, high sales productivity, enclosed regional malls (collectively, "Class A Mall Peers"); Total Shareholder Return of GGP, MAC, SPG and TCO calculated from May 31, 2017 through November 9, 2017, prior to activism reported by REIT Wrap on November 10, 2017

Changes We Believe Are Still Required at Taubman (1 of 2)

1. Add a true shareholder representative in the boardroom

- Jonathan Litt of Land & Buildings was ***already supported at last year's Annual Meeting by a majority of non-Taubman Family shareholders***
- The Company has committed to adding a new director to the Board of Directors (the "Board") on or before the 2019 Annual Meeting – ***why wait?***
- Why not avoid another proxy contest and work constructively with a large shareholder?
- There is no need for two Taubman Family members and two Company officers on the Board – Robert "Bobby" Taubman is Chairman of the Board, President, and Chief Executive Officer and his brother Billy Taubman is Chief Operating Officer and Director
- Mr. Litt would bring ***fresh perspective, deep REIT expertise*** and importantly, an ***alignment of interests with common shareholders***, in contrast to Billy Taubman's seemingly insular views

Source: Company filings
Note: Based on Land & Buildings' review of the final tabulation of the voting results for the 2017 Annual Meeting, a majority of non-Taubman Family shareholders, which excludes the 30% voting interest held by the Taubman Family, voted in favor of the election of Jonathan Litt

Changes We Believe Are Still Required at Taubman (2 of 2)

2. Eliminate the dual-class voting structure

- ***Dual-class voting structure has disenfranchised common shareholders*** of TCO for years, highlighted by rejection of the Simon Property Group (SPG) acquisition offer and the director voting results at the 2017 Annual Meeting
- Land & Buildings submitted a non-binding proposal requesting that the Board take steps to eliminate the dual-class voting share structure by offering to exchange shares of Taubman Common Stock for shares of the Series B Preferred Stock that is owned almost entirely by the Taubman Family
  - ✓ This proposal could serve as a referendum demonstrating the will of all shareholders and allow for an orderly transition to a more shareholder-friendly structure
- Land & Buildings requested that Taubman form a committee to evaluate strategies to eliminate the dual-class share structure, but to no avail
- Taubman's defense that the dual-class structure is common in family companies is misleading, in our view, as ***the Company is 98% owned by non-family shareholders***

Source: Company filings, SPG filings, Andrew Ross Sorkin: "Big Mall Owner Rejected in Bid for Taubman", The New York Times, November 14, 2002
Note: Based on Land & Buildings' review of the final tabulation of the voting results for the 2017 Annual Meeting, a majority of non-Taubman Family shareholders, which excludes the 30% voting interest held by the Taubman Family, voted in favor of the election of Jonathan Litt

Taubman's Dual-Class Voting Structure Benefits the Taubman Family and Disenfranchises Shareholders

- Taubman's *dual-class structure severely disenfranchises common shareholders* by allowing the Taubman Family to effectively control the Company and is *largely about delaying taxes for the Taubman Family*, in our view

- Shareholders must fully understand the fallacies we see inherent in their justifications:

  - The Taubman Family owns Operating Partnership (OP) Units in a separate company and not common stock of Taubman Centers *for the purpose of not paying taxes*, *in our view*

  - The Taubman Family would owe substantial tax if the Company's assets were sold, which we view as a *direct conflict with common shareholders' interests*

  - Green Street Advisors covers 83 U.S. REITs – *only three have dual-class structures* – and few of the remaining have ongoing tax protections for management

  - The Taubman Family has repeatedly used the dual-class structure to advance their own tax interests over common shareholders, most notably when rejecting the Simon offer and keeping their seats through director elections

  - *Taubman's argument is akin to a convertible preferred equity holder having voting rights for its economic interest as if it had already converted*

> The Taubman Family's use of the dual-class structure subverts the Company's goal of maximizing long-term value creation for shareholders

Source: Company filings, Wall Street research

History of Land & Buildings and Taubman

We have known the Taubman Family since the IPO roadshow of the Company in 1992

We covered the Company for decades both as research analysts and investors, and held countless discussions with management over the years

From the first half of 2016 until early 2017, we had active engagement with Chairman, President and CEO Bobby Taubman, and implored him to take action to address the concerning issues at Taubman

Attempts to engage with Taubman Centers management and Board have been futile – just this week, the Company rejected our request to meet with the three newly appointed "independent directors," highlighting their apparent allegiance to the Taubman Family over common shareholders

Taubman's reactive changes since our initial engagement have been largely cosmetic to preserve the troubling status quo, in our view

We have known this company and the Taubman Family for decades – unfortunately, they have been **unwilling to genuinely engage** with us for quite some time

Persistently Inferior Total Shareholder Returns

- Taubman's **poor corporate governance**, **operating results** and **capital allocation** have culminated in **substantial shareholder total return underperformance** versus its Class A Mall Peers

- **TCO underperformed its Class A Mall Peers by <u>22%</u> since the 2017 Annual Meeting** through the announcement of additional activism highlighting apparent investor dissatisfaction with the status quo at Taubman and need for change

- **Since renewed hopes of activism to effect change at Taubman**, **TCO shares have rebounded**, outperforming its Class A Mall Peers by 18% since November 9th

Total Shareholder Return

	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Since 2017 Annual Meeting	Since Elliott Activism
TCO	-19%	-23%	-26%	-16%	9%
Class A Mall Peers	37%	1%	-6%	6%	-8%
TCO Underperformance	**-56%**	**-24%**	**-20%**	**-22%**	**18%**

Source: Bloomberg data, Company filings, Bloomberg article "Singer's Elliott Builds Stake in Taubman; Urges Changes" dated November 13, 2017; The Wall Street Journal article "Second Activist Investor Buys Stake in Mall Owner Taubman" dated November 14, 2017 and CNBC article "Mall owner Taubman now faces double the activist pressure" dated November 14, 2017

Note: See Land & Buildings' definitive proxy statement filed with the SEC on April 25, 2018 for additional detail; Returns since 2017 Annual Meeting based on unaffected total returns through November 9, 2017 prior to activism reported by REIT Wrap on November 10, 2017; Returns "Since Elliott Activism" calculated from November 9, 2017 through April 24, 2018; 5-, 3- and 1-year trailing returns calculated using November 9, 2017 as end date

Persistently Inferior Total Shareholder Returns



Total Relative Shareholder Return
(TCO / Class A Mall Peer Average)

THE WALL STREET JOURNAL.
REAL ESTATE
Second Activist Investor Buys Stake in Mall Owner Taubman
Hedge fund Elliott Management joins activist investor Jonathan Litt with a piece of the high-end mall owner

BloombergMarkets
Singer's Elliott Builds Stake in Taubman, Urges Changes

The short period of relative outperformance in late 2017 appears to be driven by investors' hope that Elliott Management would help implement substantial changes at the Company

Source: Bloomberg data, Wall Street Journal

LAND and BUILDINGS

Perception vs. Reality at Taubman

We Believe Taubman's Actions Have Been Reactive and its Words Disingenuous

Perception: Taubman 'got the message' last year during the proxy fight with Land & Buildings and has taken the right steps

Reality: Taubman's Board has continued to disenfranchise shareholders since the 2017 election

- Despite multiple requests by Land & Buildings, including its calling of a special meeting of Taubman shareholders, the Company:
  - x Refused to adopt a more shareholder-friendly timeframe for governance improvements
  - x Refused to immediately de-stagger the Board
  - x Refused to immediately refresh all three promised directors
  - x Refused to put on truly independent board members with no ties to TCO or the Taubman Family
  - x Continues to have a 91-year old director on the Board yet refuses to engage constructively with Land & Buildings to appoint REIT expert and shareholder representative Jonathan Litt to the Board
  - x Made Michigan the exclusive forum for litigation to secure a home court advantage

Note: In 2018, Taubman appointed two new 'independent' directors: (i) Mayree Clark, the investment banker who promoted and led the initial public offering (IPO) of Taubman Centers in 1992 at Morgan Stanley and (ii) Michael Embler, who was the former CIO of Franklin Mutual Advisors, a company which close Taubman Family friend, Michael Price, was the chairman of for many years. During a prior engagement, Mr. Price informed Land & Buildings that he was a friend of Al Taubman, the Founder of Taubman Centers and the father of Chairman, President and CEO Bobby Taubman. Mr. Price also noted that he first met Bobby decades ago and walked malls with Bobby at the time. See also Land & Buildings' definitive proxy statement filed with the SEC on April 25, 2018 for additional detail regarding Taubman's concerning actions.

LAND and BUILDINGS   www.SaveTaubman.com

Taubman Refuses to Level the Playing Field for All Shareholders

Perception: TCO's dual-class voting share structure is common in many family owned companies and while not ideal, has not hurt the Company

Reality: The Taubman Family has repeatedly used the dual-class voting share structure to the detriment of Taubman shareholders

- Note the following instances in which the dual-class voting structure effectively blocked:
  - x In 2003, 85% of common shareholders tendered shares to sell TCO to Simon
  - x In 2007, 89% of common shareholders voted to de-stagger the Board
  - x In 2008, 85% of common shareholders voted to de-stagger the Board

- Dual-class structures are dinosaurs and one has to look no further than the actions of the independent board members at Forest City Realty Trust ("FCE") who eliminated the structure
  - Supported by 98% of voting shareholders at FCE
  - FCE B shareholders received a 31% premium

Source: Company filings, FCE company filings, SPG company filings
Note: 2003, 2007 and 2008 shareholder votes reflect estimated vote totals of common shareholders (excludes the Series B Preferred Stock)

This is STILL Not a Board Truly Independent of the Taubman Family

Perception: TCO has changed its boardroom culture by adding two truly independent directors following the 2017 Annual Meeting

Reality: The Company has continued its long-held practice of appointing directors who are connected to the Taubman Family or existing Board members

x The Board unilaterally appointed Mayree Clark, the investment banker who promoted and led the initial public offering (IPO) of Taubman Centers in 1992 at Morgan Stanley – in fact, she was intimately involved with and knowledgeable of the very tax structuring that we believe has served to protect the Taubman Family at the expense of common shareholders

x The Board unilaterally appointed Michael Embler, who was the former CIO of Franklin Mutual Advisors, a company which a close Taubman Family friend was the chairman of for many years

It is time for a true shareholder representative on the Board with no ties to the Taubman Family to help align interests and instill accountability in the boardroom

Note: Michael Price is the former Chairman of Franklin Mutual Advisers. Land & Buildings previously engaged in a conversation with Mr. Price, during which he informed Land & Buildings that he was a friend of Al Taubman, the Founder of Taubman Centers and the father of Chairman, President and CEO Bobby Taubman. Mr. Price also noted that he first met Bobby decades ago and walked malls with Bobby at the time.

The Underperformance Problem vs. Peers Has Not Been Fixed

Perception: Taubman's underperformance since the 2017 Annual Meeting is a result of the challenging environment for retail landlords and macro retail sector headwinds – and not the fault of management and the Board

Reality: Taubman substantially underperformed its Class A Mall Peers in 2017

x Underperformed with NOI up just 0.7%, 180 basis points below Class A Mall Peers

x Underperformed as EBITDA margins deteriorated to a new low of 930 basis points below Class A Mall Peers

x Underperformed Class A Mall Peers with 2018 FFO per share consensus estimates declining 12% since the beginning of 2017

The Board seems to employ a "Tomorrow Policy" – our operations will get better tomorrow, our developments will work tomorrow, our redevelopments will work tomorrow – Tomorrow is here, nearly one year after the election, and all the Board has to show for it is massive underperformance

Source: Company and Class A Mall Peer filings
Note: NOI as disclosed in Company filings, excluding lease termination fees; FFO per share estimates based on changes in 2018 consensus FFO per share estimates from Bloomberg from December 31, 2016 through April 24, 2018

The Same Capital Allocation Strategy Continues to Hurt the Company

Perception: TCO has corrected their capital allocation and development missteps and the worst is behind them

Reality: TCO's development track record of delays and broken promises has continued

x After last year's Annual Meeting, the Company announced that the stabilization of developments would be delayed from 2019 to 2020

x After last year's Annual Meeting the Company reduced the expected NOI from developments/redevelopments and organic growth

x The Company plans to announce a new development in 2018, based on recent management commentary

A public company is not a game of Waiting for Godot – board members need to oversee management and take actions when promises are not met

Source: Company filings, Bloomberg data

The Taubman's Touted 'Sacrifice' Around Comp Is Yet Another Red Herring

Perception: It is meaningful that CEO Bobby Taubman and COO Billy Taubman forfeited a significant portion of their base salary in 2017 *(85% and 87%, respectively)*

Reality: Bobby and Billy Taubman earned approximately $60M in dividends per year and made millions for years while shareholders suffered

x TCO making an issue of this point is yet another example, in our view, of the Company trying to distract shareholders from the real problems at hand

x In reality, Bobby and Billy Taubman's base salary is negligible in the context of the wealth they have accumulated through hundreds of millions of dollars in share dividends over the years

A base salary pay cut for the Taubman brothers is merely optics to divert attention from approximately $1 billion of shareholder value destruction since the 2017 Annual Meeting

Source: Company filings, Bloomberg data
Note: Shareholder value destruction calculated based on shareholder return underperformance from the 2017 Annual Meeting through November 9, 2017

LAND and BUILDINGS

Taubman's Performance: A Deeper Dive

Taubman's Operating Performance Continues to Languish

- Taubman's EBITDA margins are abysmal, deteriorating in 2017

  - Taubman's EBITDA margins declined **310 bps** in 2017

  - Taubman's EBITDA margin underperformance grew to a shocking **930 bps** below its Class A Mall Peers

EBITDA Margin

	2012	2013	2014	2015	2016	2017	6 Year Average
TCO	**57.0%**	**58.1%**	**57.3%**	**59.2%**	**59.6%**	**56.5%**	**57.9%**
Class A Mall Peer Avg.	64.9%	65.2%	65.9%	67.2%	66.5%	65.8%	65.9%
TCO Poor EBITDA Margins	**-7.8%**	**-7.1%**	**-8.6%**	**-8.0%**	**-6.9%**	**-9.3%**	**-8.0%**

> The excuse of a challenging environment for retail landlords rings hollow – Taubman's operations appear to suffer from company-specific issues

Source: Company filings, Class A Mall Peer filings, Land & Buildings' research

Taubman's Operating Performance Continues to Languish

- Taubman's same store net operating income grew *180 basis points less than its Class A Mall Peers*, with only 0.7% growth in 2017

  - *Taubman's operating results, overseen by Chief Operating Officer Billy Taubman, have been **consistently and significantly worse** than its Class A Mall Peers **despite owning the highest quality portfolio***



2017 SSNOI Growth

180 bps of under-performance!

Source: Company filings, Class A Mall Peer filings, Land & Buildings' research
Notes: NOI as disclosed in Company filings, excluding lease termination fees

Taubman's Operating Performance Continues to Languish

- Taubman's 2018 FFO per share consensus estimates have ***declined by 12%*** since the beginning of 2017

- Land & Buildings' publicly and privately communicated ideas to improve operations at Taubman's malls – including more food & beverage options, kiosks, and advertising – do not appear to have been addressed, likely leading to more underperformance versus Class A Mall Peers

2018 FFO/Share Consensus Estimate



Source: Bloomberg data
Notes: FFO per share estimates based on changes in 2018 consensus FFO per share estimates from Bloomberg from December 31, 2016 through April 24, 2018

LANDandBUILDINGS   23   www.SaveTaubman.com

Capital Allocation Disappointments Continue in 2017

- Since the 2017 Annual Meeting, the Company has failed to execute on capital allocation strategy, evident through the following:
  - ✗ Lowered development yield expectations
  - ✗ Delayed development stabilization dates by 1 year
- Despite continued missed development targets Taubman is poised to announce yet another new development in 2018
- The Company announced that its balance sheet is now **expected to remain overleveraged for an additional year** than it had anticipated, with **debt to EBITDA not expected to reach its targeted range of 6-8x until 2020**
  - ✗ Persistent **construction cost overruns**, **delayed openings** on over half of Taubman's new developments, and a high-end focus that we believe is **out of touch** with the evolving retail landscape

> *"…in China, **NOI was a bit lower than we underwrote out of the gate**…**Hawaii has been delayed**…We now expect the full-year 2020 NOI from these four assets to be $70 million to $75 million…**If we add it all up, we're expecting a bit of a delay**…"*
>
> *Q4 2017 Earnings Conference Call (emphasis added)*

Source: Company filings, Bloomberg data, Land & Buildings' research

LAND and BUILDINGS

Changes We Believe Are Still Required at Taubman

Land & Buildings' Highly-Qualified Nominee



Jonathan Litt

– *Founder and Chief Investment Officer of Land & Buildings*

– *Former Director at Mack-Cali Realty Corporation, an owner and operator of office and apartments assets throughout New Jersey and the northeast*

– *Former Managing Director and Senior Global Real Estate Analyst at Citigroup*

It is time for the shareholders' voices to be heard by electing a new independent director to the Board and sending a clear message that the status quo is no longer tolerable

New Board Representation: Elect Jonathan Litt

Mr. Litt is well qualified to add value to the Board of Directors:

- ✓ *A majority of common shareholders supported Mr. Litt's election to the Board in 2017*

- ✓ *Three proxy voting advisory firms supported the election of Mr. Litt at the 2017 Annual Meeting*

- ✓ *Mr. Litt meets the director qualifications that TCO outlines in its proxy statement for the Annual Meeting, including senior leadership, business entrepreneurship and transactional experience, financial and accounting experience, real estate experience and public company board experience*

- ✓ *Mr. Litt would immediately use his decades of successful experience in the REIT and mall sectors to help drive positive operational and capital allocation improvements at Taubman*

- ✓ *Mr. Litt would immediately assess and push for a strong focus on identifying opportunities and developing strategies to maximize long-term shareholder value at the Company*

Leading Proxy Advisory Firms Supported Mr. Litt's Election in 2017

"..."Nominee **Litt is well-positioned to provide an investor perspective**, and has raised valid points regarding the company's performance..."

ISS (emphasis added)

" ...Land & Buildings' two director nominees, **Mr. Litt,** its founder, CIO and an activist investor in the REIT sector, and Mr. Elson, a corporate governance expert who has pushed for modernizing governance structures at numerous public companies, both seem **particularly well-suited, in our view, to advocate for positive changes and to disrupt the status quo on the Taubman board in a manner which would benefit all shareholders**..."

Glass Lewis (emphasis added)

Note: Permission to quote from the ISS and Glass Lewis reports was neither sought nor obtained.

Immediate Action if Jonathan Litt is Elected at Annual Meeting

If Mr. Litt is elected to the Board he would take a **constructive approach** to encourage corporate governance enhancements and strategic modifications **for the good of all shareholders**:

1. Motion to split Chairman and CEO roles

2. Motion to form special committee of independent directors to evaluate elimination of dual-class voting share structure

3. Motion to form capital allocation committee to evaluate ways to improve performance at Taubman, including strategic alternatives, capital allocation and operations

4. Motion to sell assets to take advantage of the arbitrage between private and public markets given the substantial discount at which the shares trade relative to net asset value

Note: Net asset value ("NAV") based on Wall Street Research

Jonathan Litt Case Study: Mack-Cali

- Mr. Litt followed Mack Cali Realty Corp ("Mack-Cali"), an office and apartment REIT, since before its IPO in 1994 and identified significant undervaluation relative to real estate value that had persisted throughout the company's history

    - Mack-Cali's operational underperformance and poor capital allocation decisions drove the discounted valuation, in our view

- In April 2014, following the private nomination of four new directors to the Board and a constructive dialogue with the Company, Mr. Litt joined the Board of Directors and the CFO and general counsel resigned



- In November 2014, following a 17-year career at Mack-Cali, CEO Mitchell Hersh announced his resignation with no immediate replacement named

- In June 2015, the exiting CEO was replaced by two new executives, including new President/CEO Mike DeMarco, a former nominee for Land & Buildings at Associated Estates

- Jonathan Litt resigned from the Mack-Cali Board in August 2016

> **Mr. Litt demonstrated that, as a director, he can effectuate change that maximizes value for all shareholders**

Sources: Bloomberg data share price data, Mack-Cali filings
Note: Mack-Cali total shareholder returns are calculated using date range March 3, 2014 – August 22, 2016

Billy Taubman Should Not be Re-elected to the Board



- Having COO Billy Taubman on the TCO Board, in addition to his brother CEO Bobby Taubman, is highly unnecessary and compromises the independence of the Board

- Billy's operational knowledge may be valuable to have as an executive, but there is no need for two executives in the boardroom – nor two Taubman Family members – particularly when there has been a failure to hold management accountable for Taubman's consistent underperformance

- Billy has been on the Board for 18 years – fresh perspectives independent of the Taubman Family are needed at TCO

- Additionally, Billy does not serve on any committees of the Board and has no public company board experience at other companies

At other companies, the qualifications for the boardroom go deeper than your last name...

Source: Company filings, Rick Egan and Derek P. Jensen: "Burton honored for brains and humor", The Salt Lake Tribune

Eliminate the Dual-Class Voting Share Structure

- **It is highly unusual to have a dual-class voting structure** – <u>just 3 REITs of 83</u> covered by Green Street have a dual-class voting structure, and tax protections at many REITs expired long ago allowing boards to pursue the best interests of shareholders regardless of the tax consequences of the OP Unit holders

- *Taubman's dual-class voting structure has disenfranchised common shareholders* for years, highlighted by the rejection of the SPG offer and director voting results at the 2017 Annual Meeting

  - Land & Buildings requested that Taubman form a committee to evaluate strategies to eliminate dual-class share structure, but to no avail

- Land & Buildings submitted a non-binding proposal for a vote at this year's Annual Meeting requesting that the Board take steps to eliminate the dual-class voting structure

  - This proposal could serve as a referendum demonstrating the will of all shareholders and allow for an orderly transition to a more shareholder-friendly structure

- *Taubman's argument is akin to a convertible preferred equity holder having voting rights for its economic interest as if it had converted* – the Taubman Family wants to have its cake and eat it too, in our view

- Taubman should follow in the footsteps of peers such as Forest City Realty Trust who have addressed this problem themselves – which was supported by 98% of voting shareholders at FCE

> *"Had the Taubman Family's voting power been limited to 8.2%, instead of the 30.2% it has as a result of the dual-class voting stock structure, given the broad support that Land & Buildings received from other shareholders, the Dissident's director nominees would have been elected to the board at the 2017 Annual Meeting."*
>
> *Glass Lewis Report for 2017 Annual Meeting (emphasis added)*

Source: FCE company filings, Land & Buildings' research, Bloomberg data, Glass Lewis report
Note: Permission to quote from the Glass Lewis report was neither sought nor obtained

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Land & Buildings Investment Management, LLC ("Land & Buildings") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Land & Buildings, and are based on publicly available information with respect to Taubman Centers, Inc. ("Taubman" or the "Company") and certain other companies referenced herein. Certain financial information and data used herein have been derived or obtained from public filings, including filings made by Taubman with the Securities and Exchange Commission ("SEC"), and other sources. Land & Buildings recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Land & Buildings' conclusions.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Land & Buildings shall not be responsible or have any liability for any misinformation contained in any such SEC filing or third party report relied upon in good faith by Land & Buildings that is incorporated into this presentation. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Land & Buildings and any third party or parties by virtue of furnishing this presentation.

The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect Land & Buildings' various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Land & Buildings disclaims any liability with respect thereto. Actual results may differ materially from those contained in the forward-looking statements.

None of Land & Buildings, its affiliates, or their representatives, agents or associated companies or any other person makes any express or implied representation or warranty as to the reliability, accuracy or completeness of the information contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient. Land & Buildings, its affiliates and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Land & Buildings' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.